Exhibit 99.1

NYSE Release

BABCOCK & BROWN AIR REPORTS FIRST QUARTER RESULTS

Dublin, Ireland, May 8, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of commercial jet aircraft, today announced its financial results for the first quarter of 2008.

First Quarter 2008 Highlights

•	Net income of $11.7 million
•	Basic and diluted earnings per share of $0.35
•	Lease revenues of $50.8 million
•	Acquired five aircraft, increasing fleet to 59 aircraft
•	Re-leased all scheduled 2008 lease expiries at higher rentals
•	Declared dividend of $0.50 per share, to be paid on May 20, 2008
•	$687.0 million of financing capacity available at March 31, 2008

“B&B Air’s robust first quarter results demonstrate the strength of our business model and reflect the demand for modern, fuel-efficient aircraft, particularly in the developing economies and oil-producing nations,” said Colm Barrington, Chief Executive Officer of Babcock & Brown Air. “Our fleet of young and fuel-efficient aircraft will continue to remain in strong demand in times of higher oil prices due to the competitive advantage of our aircraft when compared to older and less fuel-efficient types.”

“Since our IPO in September 2007, we have increased our lease revenue significantly by renewing leases at higher rentals and by adding twelve more aircraft,” Barrington added. “This has strengthened our cash flow considerably, providing us with increased cash for growth while also maintaining our quarterly dividend of $0.50 per share, to which we remain committed. In addition, we have purchasing capacity of $687 million in our acquisition facility, no refinancing obligations until 2012 and no purchase commitments that go beyond our available funding. These factors put B&B Air in a strong position to benefit from the current environment.”

First Quarter 2008 Financial Results

B&B Air reports basic and diluted earnings per share of $0.35 for the first quarter of 2008 compared to $0.13 for the fourth quarter of 2007.

Total revenue for the first quarter was $51.9 million, which includes $50.8 million of lease revenues. These revenues reflect a full quarter from the 52 aircraft in the portfolio at December 31, 2007 and a partial quarter from the aircraft added during 2008. Also included in total revenues is $1.1 million of interest and other income.

Expenses for the first quarter were $38.5 million, an increase of $10.9 million over the fourth quarter of 2007. Depreciation expense was $15.0 million as compared to $8.6 million in the fourth quarter of 2007 as a result of the increase in the number of aircraft. Interest expense was $17.9 million reflecting additional borrowing under the Aircraft Acquisition Facility. Selling, general and administrative expenses were $5.0 million, representing 9.7% of total revenues for the quarter. Income taxes were $1.8 million and represented a tax rate of 13.3%.

Dividend

On April 15, 2008, B&B Air declared a dividend of $0.50 per share for the first quarter of 2008. This dividend will be paid on May 20, 2008.

Aircraft Portfolio and Lessees

On April 2, 2008, one of our lessees, ATA Airlines, Inc. (“ATA”) filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. B&B Air leased four Boeing 757-200 aircraft to ATA. The four aircraft have been returned and the leases have been terminated. The aircraft are currently being re-marketed. We are in discussion with numerous airlines and expect to announce new leases in the near future. In addition, we are evaluating potential claims against ATA and its parent company, which is the guarantor of the four leases and is not subject to any insolvency proceedings, to recover losses associated with the lease terminations.

All of the other aircraft in B&B Air’s portfolio are currently on lease. The four aircraft leases expiring in 2008 have been re-marketed at an aggregate increase in annualized rentals of 8%. Two of these leases are for terms of six years and the remaining two are for terms of seven years.

The table below shows the aircraft in B&B Air’s initial portfolio and the portfolios on December 31, 2007 and on March 31, 2008:

	Portfolio on Oct 2, 2007		Portfolio on Dec 31, 2007		Portfolio on Mar 31, 2008
Airbus A319	5		9		10
Airbus A320	16	[1]	16	[1]	17
Airbus A330	—		—		1
Boeing 737	16	[1]	16	[1]	17
Boeing 747	—		—		1
Boeing 757	9		10		11
Boeing 767	1		1		1
Boeing 777	—		—		1
Total	47		52		59
[1]	One Airbus A320 and one Boeing 737 from the Initial Portfolio were transferred to B&B Air in February 2008 and were not included in the Portfolio on December 31, 2007.

On March 31, 2008, the average age of B&B Air’s portfolio was 6.2 years and the average remaining lease terms was 6.3 years, each being weighted by value. Excluding the four leases to ATA, the average remaining lease term was 5.9 years.

Conference Call and Webcast

B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. US Eastern Time on Thursday May 8, 2008.

Participants should call 866-696-7906 (North America) or +1-706-643-7953 (International) and enter confirmation code 45100095. A replay will be available shortly after the call. To access the replay, dial 800-642-1687 (North America) or 1-706-645-9291 (International) and enter confirmation code 45100095. The replay recording will be available until May 22, 2008.

A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.

About Babcock & Brown Air

Babcock & Brown Air acquires and leases modern, high-demand commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management, the world’s fifth largest aircraft lessor. The Company was formed by Babcock & Brown Limited (ASX: BNB), a global investment and asset management group with more than 25 years of experience in aircraft leasing and financing. For more information, visit www.babcockbrownair.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com

Babcock & Brown Air Limited

Consolidated Statement of Operations

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31, 2008	December 31, 2007
	(unaudited)
Revenues
Operating lease revenue	$48,388	$26,042
Finance lease income	2,446	2,365
Interest and other income	1,111	4,927
Total revenues	51,945	33,334
Expenses
Depreciation	15,045	8,573
Interest expense	17,939	14,628
Selling, general and administrative	5,044	4,226
Maintenance and other costs	439	165
Total expenses	38,467	27,592
Net income before provision for income taxes	13,478	5,742
Provision for income taxes	1,794	1,327
Net income	$11,684	$4,415
Weighted average number of shares	33,603,450	33,238,195
Basic and diluted earnings per share	$0.35	$0.13

Babcock & Brown Air Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

	As of March 31, 2008	As of December 31, 2007
	(unaudited)
Assets
Cash and cash equivalents	$24,682	$15,616
Rent receivables	2,572	832
Restricted cash and cash equivalents	76,300	112,621
Flight equipment under operating leases, net	1,646,017	1,309,142
Investment in direct finance leases, net	74,438	74,693
Deferred tax asset, net	38,281	36,712
Other assets, net	38,127	39,610
Total assets	1,900,417	1,589,226
Liabilities
Accounts payable and accrued liabilities	6,701	5,336
Rentals received in advance	6,736	7,675
Payable to related parties	1,189	1,651
Security deposits	30,181	22,899
Maintenance payment liability	68,474	49,850
Notes payable, net	852,194	852,933
Borrowings under aircraft acquisition facility	417,935	132,947
Other liabilities	51,891	25,433
Total liabilities	1,435,301	1,098,724
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,603,450 shares issued and outstanding	34	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	506,480	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(2,773)	2,345
Accumulated other comprehensive loss, net	(38,625)	(16,389)
Total shareholders’ equity	465,116	490,502
Total liabilities and shareholders’ equity	$1,900,417	$1,589,226